A5 Laboratories Inc.
10300 Chemin de la Cote-De-Liesse
Lachine, Quebec H8T 1A3

March 3, 2011

Tia Jenkins
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	A5 Laboratories Inc.
Form 10-K for the year ended September 30, 2010
Filed January 13, 2011
File No. 333-138927

Dear Ms. Jenkins:

This will confirm our request that A5 Laboratories Inc. (the “Company”), be granted until March 14, 2011, to respond to the letter of the U.S. Securities and Exchange Commission (the “Commission”), dated January 31, 2011, related to the Company’s Annual Report on Form 10-K, filed November 13, 2011.  The Company and its auditors are reviewing the Company’s audited financial statements.

If you have any questions with respect to this matter, please contact me via telephone at (514) 420-0333.

Sincerely,

/s/ Richard Azani
Richard Azani
Chief Executive Officer